EXHIBIT 12.2

FORM 10-Q
PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR
(Millions of Dollars)

	Nine Months Ended September 30		
	2003		**2002**
FIXED CHARGES			
Interest expense	$ **61.8**	$	89.1
Facility and equipment rental	**1.3**		1.2
TOTAL FIXED CHARGES	$ **63.1**	$	90.3
EARNINGS			
Income before income taxes	$ **55.7**	$	27.1
Depreciation	**20.1**		10.8
	75.8		37.9
Fixed charges	**63.1**		90.3
EARNINGS AS DEFINED	$ **138.9**	$	128.2
RATIO OF EARNINGS TO FIXED CHARGES	**2.20x**		1.42x

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